

Sajal Sahay · 2nd   Oodles Corporation

Sajal Sahay is Co-Founder & CEO at Oodles Corporation

San Francisco Bay Area · 500+ connections · **Contact info**

Experience

Co-Founder & CEO
Oodles Corporation
Feb 2016 – Present · 3 yrs 11 mos
San Francisco Bay Area

OodlesDeals is a mobile app on both iOS & Android, that showcases enticing deals from food, drink and entertainment vendor-partners in college towns. Our patent-pending process incentivizes college students to go to these retail outlets together, and the more they share and do together, the more value they get. Everything on the app is geared toward helping students spend more time together, and creates an unique win-win scenario for both our vendor-partners and users.

After starting at the University of Oregon - Eugene in 2017, we've expanded to a tot: ...**see more**



Head Of Marketing
Twin Prime - A Salesforce Company
Jan 2015 – Feb 2016 · 1 yr 2 mos
San Francisco Bay Area

Twin Prime was purchased by Salesforce.



SVP Marketing
Fairchild - now part of ON Semiconductor
Nov 2013 – Dec 2014 · 1 yr 2 mos
San Francisco Bay Area

Fairchild was purchased by ON Semiconductor.



VP Marketing
Mobilisafe
Nov 2011 – Nov 2013 · 2 yrs 1 mo
Greater Seattle Area

Mobilisafe was purchased by Rapid7.

VP Marketing
HP
Dec 2010 – Nov 2011 · 1 yr
San Francisco Bay Area

Palm mobile devices business unit.

Show 5 more experiences ⌄

Education

The University of Chicago
Bachelor's degree, Economics
1986 – 1990
Activities and Societies: Phi Delta Theta fraternity. Alumni Board of Governors Vice-President,
2006-2012.

Stanford University Graduate School of Business
d.School of Design
2014 – 2014

IESE Business School
Master of Business Administration (MBA), Marketing/Marketing Management, General
1992 – 1994

Recommendations

Received (0)   **Given (1)**

Nehal Agrawal
Software Engineer at
BluBracket Inc.
January 16, 2019, Sajal was a
client of Nehal's

I worked with Nehal while she was on the IGSA Executive
Committee at UC - Davis. My technical team conducted a Hack-
a-Thon with them, which she led and organized. It was a huge
success for Oodles Corporation, accelerating our product
development plans and roadmap by at least six mont… **See more**

